Item 1(a)        NAME OF ISSUER
                 Alexandria Real Estate Equities, Inc.
Item 1(b)        ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
                 135 N Los Robles, Suit 250
                 Pasadena, CA 91101
Item 2(a)        NAME OF PERSON FILING
                 Davis Selected Advisers, L.P. for
                 Davis Growth & Income Fund
                 Davis Guard Real Estate
                 Davis Real Estate
                 SICAV Davis Real Estate Fund
                 SunAmerica Series Trust Venture Value Real Estate
                 UB Kuwait
Item 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE
                 2949 East Elvira Road, Suite 101
                 Tucson, Arizona 85706
Item 2(c)        CITIZENSHIP
                 Colorado Limited Partnership
Item 2(d)        TITLE OF CLASS OF SECURITIES
                 Common
Item 2(e)        CUSIP NUMBER
                 015271109
Item 3           FIELD PURSUANT TO RULE 13d-1(b)
                 (e) [X] Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940
Item 4           OWNERSHIP
                 (a) Amount beneficially owned                    758,000shares
                 Davis Growth & Income Fund                              66,900
                 Davis Guard Real Estate                                    900
                 Davis Real Estate                                      552,300
                 SICAV Davis Real Estate Fund                            11,000
                 SunAmerica Series Trust Venture Value Real Estate       98,400
                 UB Kuwait                                               28,500
                 (b) Percent of class                                     5.52%
                 Davis Growth & Income Fund                             0.4869%
                 Davis Guard Real Estate                                0.0065%
                 Davis Real Estate                                      4.0194%
                 SICAV Davis Real Estate Fund                           0.0801%
                 SunAmerica Series Trust Venture Value Real Estate      0.7161%
                 UB Kuwait                                              0.2074%
                 (c) Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote
                             Davis Selected Advisers,L.P.               758,000
                 (ii)  shared power to vote to direct the vote
                             N/A
                 (iii) sole power to dispose or to direct  the disposition of
                             Davis Selected Advisers, L.P.              758,000
                 (iv) shared power to dispose or to direct the disposition of
                             N/A

Item 5           Not applicable

Item 6           Not applicable

Item 7           Not applicable

Item 8           Not applicable

Item 9           Not applicable

Item 10          CERTIFICATION

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the controlof the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such pruposes or effect.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                 SIGNATURE   /s/ Anthony Frazia

                 PRINT       Anthony Frazia, Chief Compliance Officer

                 DATE        January 7, 2000